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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-28026

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Asset Financial Inc

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Ave
(No. and Street)

McDonough	GA	30253
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jim R Webb	770-400-9800	faf@firstassetfinar
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E Sybelia Ave Suite 13	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1837
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jim R webb, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Asset Financial Inc, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONICA S ROBINSON
My Commission Expires
NOTARY PUBLIC
March 4, 2030
HENRY COUNTY, GEORGIA

Signature: [signature]

Title: CEO

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST ASSET FINANCIAL, INC.

Financial Statements
For the Year Ended December 31, 2025

Contents
As of and for Year Ended December 31, 2025

Financial Statements

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Supplementary Information

Schedule I - Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

Schedule II - Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

Schedule III - Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm (Exemption Report)

Exemption Letter

The accompanying notes are an integral part of these financial statements.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of First Asset Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Asset Financial, Inc. as of December 31, 2025, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of First Asset Financial, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of First Asset Financial, Inc. management. Our responsibility is to express an opinion on First Asset Financial, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Asset Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of First Asset Financial, Inc.'s financial statements. The supplemental information is the responsibility of First Asset Financial, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as First Asset Financial, Inc.'s auditor since 2009.

Maitland, Florida

March 21, 2026

Statement of Financial Condition

December 31, 2025

ASSETS

Cash and cash equivalents	$	74,391
Clearing deposit		10,410
Commissions receivable (direct)		6,917
Commissions receivable (clearing)		19,735
Prepaid expenses		6,280
TOTAL ASSETS	$	117,732

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	23,175
Due to related party		23,184
TOTAL LIABILITIES		46,358

STOCKHOLDER'S EQUITY

Common stock, $1 par value, 10,000 shares authorized issued and outstanding	10,000
Additional paid in capital	105,895
Treasury stock	(3,000)
Retained earnings (deficit)	(41,521)
TOTAL STOCKHOLDER'S EQUITY	71,374
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 117,732

The accompanying notes are an integral part of these financial statements.

Statement of Operations
For the Year Ended December 31, 2025

REVENUES:

Securities commissions	$	160,977
Mutual fund sales		19,555
Mutual fund 12b-1		276,370
Variable life insurance commissions sales		36,274
Variable life insurance commissions trails		40,943
Interest income rebate		6,366
Rep fee income		30,230
Miscellaneous trade fees		13,348
Postage		2,752
Other Income		52,637
Total revenues		639,454

EXPENSES:

Commission expense	281,283
Compensation and benefits	135,718
Occupancy (related party)	93,152
Professional fees	21,575
Clearing expenses	73,897
Regulatory fees	17,661
Telephone and technology	17,312
Other Expense	3,226
Total expenses	643,825

NET INCOME	$	(4,371)

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2025

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings/(Deficit)	Total
Balance on December 31, 2024	$ 10,000	$ 105,895	$ (3,000)	$ (12,151)	$ 100,744
Additional Paid in Capital					
Net Income/(Loss)				(4,371)	(4,371)
Distributions/Dividends				(25,000)	(25,000)
Balance on December 31, 2025	$ 10,000	$ 105,895	$ (3,000)	$ (41,522)	$ 71,373

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income/(Loss)	$	(4,371)
Adjustments to reconcile net income to net cash used by		
Operating Activities:		
Changes in operating assets and liabilities		
Decrease in commissions receivable		13,822
Increase in clearing deposit account		(65)
Decrease in prepaid expense		4,214
Decrease in accounts payable and accrued expenses		-
Decrease in commissions payable		(7,193)
Increase in due to related party		18,359
Decrease in deferred revenue		(27,548)
Increase in income taxes payable		-
Net cash provided by operating activities		(2,782)
Financing Activities:		
Distributions/Dividends		(25,000)
Net cash provided by financing activities		(25,000)
NET INCREASE/DECREASE IN CASH		(27,782)
CASH AT BEGINNING OF YEAR		102,173
CASH AT END OF YEAR	$	74,391

NON CASH ITEMS
Interest
Taxes

The accompanying notes are an integral part of these financial statements.

1. Business and Summary of Significant Accounting Policies

    Business

    First Asset Financial, Inc. ("the Company") is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of Financial Industry Regulatory Authority ("FINRA). The Company was incorporated in June 2005. The Company introduces its customers' business on a fully disclosed basis to a clearing broker, who clears and carries the Company's customer accounts.

    Basis of Presentation

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). Revenue is recognized when earned, while expenses and losses are recognized when incurred.

    Cash in Bank

    The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed federally insured limits. The company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

    For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2023, the Company had no uninsured cash balances.

    Receivable from Clearing Firm and Restricted Cash

    The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The Company has a deposit with its clearing broker, which is refundable to the Company should it discontinue its arrangement. Amounts receivable from its clearing organization consist of commissions receivable. The receivable is considered fully collectible, and no allowance is required.

    Property and Equipment

    Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives. The estimated useful lives of furniture and equipment are from 5 to 7 years. Expenditures for maintenance and repairs are charged against operations. Additions, improvements, and expenditures that extend the life of the assets are capitalized.

    The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected un-discounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not recognize an impairment loss on its long-lived assets for the year ended December 31, 2025.

<u>Income Taxes</u>

Income taxes are computed based on income for financial reporting purposes. Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes.

The Company is included in the consolidated tax return of its sole stockholder, American Global Wealth Services, Inc. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting the Company's taxable income or loss and paying the applicable tax to or receiving the appropriate refund from American Global Wealth Services, Inc. The Company's current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that the Company could claim on the Company's hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

Under the provision of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes the entity's status and the decision not to file a tax return. At December 31, 2024, the Company did not have any unrecognized tax benefits or liabilities.

<u>Use of Estimates</u>

The process of preparing financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements.

Accordingly, upon completion, actual results may differ from estimated amounts.

<u>Related Party Transactions</u>

The Company has elected not to apply the recognition requirements of Topic 842 relating to its related party office lease and instead electing to recognize the lease payments as lease costs on a straight-line basis over the lease term.

Separately, the related party paid approximately $130,062 of payroll costs and approximately $32,175 of other costs incurred by the Company for which the related party was partially reimbursed by the Company pursuant to the administrative services agreement.

The due to related party at December 31, 2025 of $23,184 arises from an outstanding payment under the administrative services agreement with this entity. The Company shares its errors and omissions insurance with other related entities pursuant to an informal arrangement. An affiliated Registered Investment Advisor pays all fees due under the policy for which it subsequently seeks reimbursement. The Company's allocated share of fees under this arrangement was equal to approximately $10,288 for the year ended December 31, 2025. There are no amounts due under this informal arrangement at December 31, 2025.

2.   <u>Revenue from Contracts with Customers</u>

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing

expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable accounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of the time the investor remains in the funds, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Interest income rebate. Interest income rebate is interest earned on customer accounts with the clearing broker. The Company recognizes the revenue monthly.

Rep fee income. Representative fees are recognized in the current as they relate to regulatory fees in the current year.

Other income. Other income consists of revenues earned from ancillary activities that are not part of the Company's primary operations. Such amounts are recognized in the period earned when realization is reasonably assured.

For the year ended December 31, 2025, other income is comprised of the following:

Description	Amount
Fees earned on bank insured deposits	$49,626
Fees earned on money market funds	$1,614
Miscellaneous clearing fees	$1,397
Total Other Income	$52,637

Fees earned on bank insured deposits and money market funds represent revenue-sharing arrangements with financial institutions based on client cash balances held in deposit and sweep accounts. Miscellaneous clearing fees represent transaction-related fees received through clearing activities.

3. <u>Commitments</u>

The Company does not have any commitments or contingencies.

4. <u>Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk</u>

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may

incur. At December 31, 2025, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

5.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2025, the Company had excess net capital of $53,539 and a net capital ratio of 79.19% to 1.

6.   Credit Losses

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g. based on the credit quality of the customer).

7.   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, sale of mutual funds and insurance products including trails from each, rebated interest income and representative fees. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

8.   Subsequent Events

Management has assessed subsequent events through the date the financial statements were available to be issued. The Company has determined that no subsequent events were identified that require disclosure or recognition.

FIRST ASSET FINANCIAL, INC.

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2025

Net Capital

Total shareholders' equity	$	71,374
Deductions and/or charges:		
Non-allowable assets		
Commission Receivable		6,555
Prepaid Expenses		6,280
Net Capital	$	58,539

Aggregate Indebtedness

Items included in statement of financial condition

Accounts payable and accrued expenses		-
Commissions payable		23,175
Due to related party		23,184
Deferred revenue		-
Total aggregate indebtedness	$	46,359

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Excess net capital	$	53,539
Excess net capital of the greater of 10 percent of total aggregate indebtedness		
Or 120 percent of minimum net capital required	$	52,539
Ratio of aggregate indebtedness to net capital		79.19%

There are no material differences between the above computation and the
computation in the Company's corresponding unaudited Form X-17a-5
Part II as of December 31, 2025

Schedule II- Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2022, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule.

The Company is claiming an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

Schedule III- Information Relating to the Possession or Control Under Rule 15c3-3 of the Securities and Exchange Commission

The company is exempt from the provision of Rule 15c3-3 as of December 31, 2022, under the Securities Exchange Act of 1934, under paragraph (k)(2)(ii) of that Rule

The Company is claiming an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities.

FIRST ASSET FINANCIAL Inc.
Member SIPC

1600 Pennsylvania Ave.
McDonough, GA 30253
(785) 825-5050
Fax (785) 823-9207

March 13, 2026

Ohabco and Company, P.A.
100 E. Sybelia Ave. Ste. 130
Maitland, FL 32751

To Whom it May Concern:

First Asset Financial Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraphs (k) (2) (ii) of the Rule.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

For First Asset Financial Inc.:

I, Jim R. Webb, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jim R. Webb

By: Jim R. Webb
Title: CEO
March 24 , 2026

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of First Asset Financial, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) First Asset Financial, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which First Asset Financial, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) [exemption provision(s)] and (2) First Asset Financial, Inc. stated that First Asset Financial, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Asset Financial, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

First Asset Financial, Inc.'s management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Asset Financial, Inc.'s compliance with the exemption provisions and provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph(s) (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Ohab and Company PA

Ohab and Company, PA

Maitland, Florida

March 21, 2026

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of First Asset Financial, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of First Asset Financial, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025 Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025 Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida

March 21, 2026